Exhibit 99.1

ECMOHO LIMITED’s 2020 ANNUAL GENERAL MEETING AS A CAYMAN ISLANDS COMPANY WAS HELD IN SHANGHAI AT 10:00 AM (BEIJING TIME) ON DECEMBER 11, 2020

Meeting address: 2/F, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

At the 2020 annual general meeting of shareholders (“AGM”) of ECMOHO Limited (the “Company”), held on December 11, 2020, a quorum was present and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on November 6, 2020. The final results for the votes regarding each proposal are set forth below.

1.  Shareholders elected the following five directors to the Company’s board of directors. The votes for each of the nominees were as follows:

	For	Against	Abstained
Zoe Wang	738,377,326	434,028	18,880
Leo Zeng	738,377,314	434,108	18,812
Greg Ye	738,779,774	31,648	18,812
Rachel Sang	738,779,786	30,048	20,400
Daniel Wang	738,377,574	432,244	20,416

2.  Shareholders ratified the appointment of Friedman LLP as independent registered public accounting firm for a term ending on the date of our next annual general meeting of shareholders to be held in 2021. The votes regarding this proposal were as follows:

For	Against	Abstained
738,796,542	29,692	4,000